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MAR 3 0 2022

Washington, DC

ANNUAL REPORTS FORM X-17A-5 PART III

SEC FILE NUMBER
8-49577

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 012/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Percival Financial Partners, LTD

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Village Square, Suite252
(No. and Street)

Baltimore	MD	21210
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kenneth P Taylor, Sr.	410.960.4767	ktaylor@percivalfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BF Borgers, CPA,PC
(Name – if individual, state last, first, and middle name)

5400 W Cedar Avenue	Lakewood	CO	80226
(Address)	(City)	(State)	(Zip Code)

05/12/2010	5041
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kenneth P. Taylor, Sr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Percival Financial Partners, Ltd, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President/CEO

[signature]

Notary Public

JENNIFER OLIVIA LAKE
NOTARY PUBLIC
BALTIMORE CITY
MARYLAND
MY COMMISSION EXPIRES JULY 3, 2024

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Percival Financial Partners, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Percival Financial Partners, Ltd. (the "Company") as of December 31, 2021, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in Supplemental Schedules has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants

We have served as the Company's auditor since 2015.
Lakewood, Colorado
February 23, 2022

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents (Note 1)	98,436
Cash - Clearance Accounts Receivable	50,681
Accounts Receivable (Notes 1 and 2)	38,428
Officer and Shareholder Receivables	1,699,661
Prepaid Expenses	24,300
	-
TOTAL CURRENT ASSETS	1,911,506
FIXED ASSETS (Note 3)	
Furniture	27,176
Office Equipment	85,457
Leasehold Improvements	9,310
TOTAL FIXED ASSETS, at cost	121,943
ACCUMULATED DEPRECIATION (Note 3)	120,394
TOTAL FIXED ASSETS, net	1,549
OTHER ASSETS	
Organizational Expense (net of $2,500 of accumulated amortization)	-
TOTAL OTHER ASSETS	-
TOTAL ASSETS	1,913,055

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
CURRENT LIABILITIES	
Accounts Payable (Note 1)	3,482
Labor and Burden Payable	13,140
Pension Payable (Note 9)	1,267
TOTAL CURRENT LIABILITIES	17,889
LONG-TERM LIABILITIES	
SBA - COVID EIDL Loan (Note 4)	147,900
LONG-TERM LIABILITIES	147,900
TOTAL LIABILITIES	165,789
STOCKHOLDER'S EQUITY	
Common Stock, $1 Par Value (75,000 shares authorized; 50,000 shares issued and outstanding)	50,000
Contributed Capital In Excess of Par	375,500
Retained Earnings	1,321,766
TOTAL STOCKHOLDERS' EQUITY	1,747,266
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	1,913,055

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT

The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2021

COMMISSION INCOME	2,682,798
COST OF COMMISSIONS	
Execution Expense	25,562
Clearance Expense	39,325
Fees Expense	
TOTAL COST OF COMMISSIONS	64,887
GROSS PROFIT	2,617,911
OPERATING EXPENSES (See Schedule)	1,595,979
NET INCOME (LOSS) FROM OPERATIONS	1,021,932
OTHER INCOME (EXPENSE)	
Dividend and Interest Income	19,216
TOTAL OTHER INCOME	19,216
NET INCOME	1,041,148
RETAINED EARNINGS, Beginning	780,618
Prior Period Adjustment - Non-Recurring Charges	-
S Corporation Distributions	(500,000)
RETAINED EARNINGS, Ending	1,321,766

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOW FROM OPERATING ACTIVITIES:	
Net Income	1,041,148
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:	
Prior Period Adjustment - Non-Recurring	-
Depreciation	98
Dividend and Interest Income	(19,216)
Increase in Cash - Clearance Account Receivable	-
Decrease in Accounts Receivable	4,970
Decrease in Prepaid Expenses	17,290
Decrease in Accounts Payable	(9,266)
Increase in Labor and Burden Payable	13,140
Increase in Pension Payable	3,549
Total Adjustments	10,565
Net Cash Provided By Operating Activities	1,051,713
CASH FLOWS FROM INVESTING ACTIVITIES:	
Dividend and Interest Income	19,216
Increase in Employee Receivables	(660,949)
Acquisition of Fixed Assets (Net of Disposition)	-
S Corporation Distributions	(500,000)
Rounding	-
Net Cash Flows From Investing Activities:	(1,041,733)
CASH FLOWS FROM FINANCING ACTIVITIES	
Decrease in EIDL Loan	(2,000)
Net Cash Flows From Financing Activities	(2,000)
NET INCREASE IN CASH	7,980
CASH AND CASH EQUIVALENTS, BEGINNING	90,456
CASH AND CASH EQUIVALENTS, ENDING	98,436
Interest Actually Paid	-
Taxes Actually Paid	-

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT

The notes to the financial statement are an integral part of this statement.

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Contributed Capital in Excess of Par	Retained Earnings
Beginning Balance	50,000	275,500	780,618
Prior Period Adjustment (Note 10)			0
Additions	0	100,000	0
Reductions	0	0	(500,000)
Net Income	0	0	1,041,148
Ending Balance	50,000	375,500	1,321,766

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Percival Financial Partners, Ltd. was formed under Maryland law pursuant to Articles of Incorporation dated August 16, 1996. The Company provides services as an Introducing Broker subject to licensing under the Financial Industry Regulatory Authority, Inc., or FINRA. The Company controls no custodial accounts of its clients. Currently all trades are performed (by contractual agreement) through Hilltop Securities, Inc. (see Note 5 below).

In 2014, the Company began performing transition management services and retained Cowen and Company, LLC to assist in the provision of these services (see Note 5 below).

The majority of clients, both as a function of number and volume, are either institutional clients or institutional-based money management firms managing investment portfolios on behalf of their national clients. In the event counterparties do not fulfill their obligations the Company may be at risk. The risk of default by these counterparties depends on the credit worthiness of the counterparty or issuer of the security. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Kenneth P. Taylor, Sr. is the 100% shareholder of the Company.

Accounting Method

Percival Financial Partners, Ltd. utilizes the accrual method of accounting in determining revenue and expenses. Under this method, revenue is recognized when earned and expenses charged when incurred. Commissions are recorded upon the trade date basis.

Cash Equivalents

Cash equivalents include those securities that have short-term maturity dates of less than six months.

Fixed Assets

Fixed assets are stated at cost. Depreciation is provided for in amounts sufficient to allocate the cost of the depreciable assets to operations over their estimated useful lives ranging from three to seven years utilizing the declining balance method.

Revenue Recognition

In 2014, the Company began performing transition management services and retained Cowen and Company, LLC to assist in the provision of these services (see Note 5 below).

The majority of clients, both as a function of number and volume, are either institutional clients or institutional-based money management firms managing investment portfolios on behalf of their national clients. In the event counterparties do not fulfill their obligations the Company may be at risk.

The risk of default by these counterparties depends on the credit worthiness of the counterparty or issuer of the security. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Revenue Recognition (Continued)

To date no counterparties have not fulfilled their obligations and the Company has assumed no risks. As such the Company has not accrued any liability or expense for these potential risks as they are deemed remote possibilities.

All revenue is received under the terms of its contracts with customers and is reported as Commission Income in the Statement of Income and Retained Earnings.

All revenue is considered to be from the United States and all revenue is considered to be from one Service line (commissions). Revenue is recognized on the accrual basis when earned and is recorded upon the trade date basis. There are no contracts where services and revenue are deemed to be transferred over time.

We receive payments from customers based on terms as established in our contracts. The amount of our contract asset relates to our conditional right to consideration for our completed performance under the contract. Accounts receivable are recorded when the right to consideration becomes unconditional. There are no contract liabilities related to payments received in advance of performance under the contract as payment is only received upon completion of service and there were no performance obligations related to our contracts that were unsatisfied or partially satisfied at the end of the reporting period.

The only other income received by the Company is from Dividends on Money Market accounts ($6) and Interest on Officer and Shareholder Receivables ($19,210) and is reported as Dividend and Interest in the Statement of Income and Retained Earnings.

Income Taxes

The Company elected S Corporation status under the Internal Revenue Code and, as such, is not taxed on its income. All elements of income or loss are reflected on the individual income tax returns of its stockholder.

Note 2 - ACCOUNTS RECEIVABLE

There were $38,428 in accounts receivable to be collected and there was no allowance for doubtful accounts necessary as of December 31, 2021.

Note 3 - FIXED ASSETS

The components of fixed assets at December 31, 2021 are summarized as follows:

ASSET	COST	ACCUMULATED DEPRECIATION	BOOK VALUE
Furniture and Fixtures	$ 27,176	$ 27,176	$ 0
Office Equipment	85,457	85,457	0
Leasehold Improvements	9,310	7,761	1,549
Total Fixed Assets - Cost	$ 121,943	$ 121,944	$ 1,549

Depreciation expense for the year ended December 31, 2021 was $98.

Note 4 – LOANS PAYABLE

Percival Financial Partners, Ltd. borrowed $150,000 on May 21, 2020 under the Economic Injury Disaster Loan (EIDL) program of which they received $149,900. The current balance due under this note is $147,900. This note bears interest at a Stated Interest Rate of 3.75% (effective Annual Percentage Rate of 3.8659%) and is payable over a term of 30 years. Principal and interest payments have been delayed until June of 2022 at the earliest.

The principal payments through the maturity of the loan are as follows:

YEAR ENDED DECEMBER 31,	AMOUNT
2022	$ 1,858
2023	2,878
2024	2,991
2025	3,109
2026 and thereafter	137,064
TOTAL	$ 147,900

Note 5 - LEASE COMMITMENT

Percival Financial Partners, Ltd. leased its office space from The Village at Cross Keys, Inc. under a 6 year 9 month operating lease expiring September 30, 2017. The lease was amended on June 9, 2016 and extended through December 31, 2022.

On July 21, 2020, the property was sold and the lease was assigned to CVP Cross Keys Holdings, LLC. All other terms of the lease remain the same.

The lease expense through the maturity of the lease is as follows:

YEAR ENDED DECEMBER 31,	AMOUNT
2022	72,286
TOTAL	$ 72,286

Note 6 - OTHER COMMITMENTS

On May 13, 2013, the Company entered into an initial four-year agreement with Hilltop Securities, Inc. (previously known as Southwest Securities, Inc.) to provide trading and brokerage services. Trading and clearing of securities with Hilltop Securities, Inc. began on August 13, 2013. At the end of the initial term, this agreement automatically renews under the same terms for one year. The Company has no intention of terminating this agreement in 2021.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. These services are provided by Hilltop Securities, Inc. and Cowen and Company, LLC. This maintains the Company's compliance with the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Note 6 - OTHER COMMITMENTS (continued)

Termination fees associated with early termination of this agreement with Hilltop Securities, Inc. include reasonable expenses incurred by Hilltop Securities, Inc. to convert customer accounts from Apex Clearing Corporation (an amount not quantified by Hilltop Securities, Inc. at this time but not deemed to be material), standard expenses for clearing and execution services waived by Hilltop Securities, Inc. to offset the Company's conversion costs (estimated to be $0) and payments made by Hilltop Securities, Inc. to the Company or Apex Clearing Corporation to offset conversion expenses incurred by the Company for the conversion of their customer accounts to Hilltop Securities, Inc. (an amount estimated to be $0).

During 2021, the Company utilized the services of Cowen and Company, LLC to assist in transition management services. There are no termination fees associated with this agreement.

Note 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021 the Company had net capital of $21,756, aggregate indebtedness of $165,789 with a percentage of aggregate indebtedness to net capital of 762.04%.

Note 8 – RESERVE REQUIREMENTS COMPLIANCE WITH SEC RULE 15c3-3

The Company complied with the requirements under SEC Rule 15c3-3 relating to reserve requirements, possession or control for the twelve months ended December 31, 2020. The Company is subject to the provisions of the (k)(2)(ii) exemption from SEC Rule 15c3-3 per the original agreement executed with the FINRA. Copies of this agreement are available upon request.

Note 9 – RETIREMENT PLANS

The Company instituted a 401(k) Plan during the year ended December 31, 2003. The plan is a discretionary, employee salary deferral type plan that requires a 3% non-elective matching contribution by the company. For the year ended December 31, 2021 this contribution is $9,289.

Note 10 – SUBSEQUENT EVENTS

There were no events of a material nature subsequent to December 31, 2021.

Note 11 – RELATED PARTY TRANSACTIONS

As of December 31, 2021 the Company has a loan receivable due from its sole shareholder, Kenneth P. Taylor, Sr., in the amount of $1,699,661 that carries an interest rate of 1.25%.

During the year ended December 31, 2021 interest was received in the amount of $19,210.

Dividends were declared in the amount of $500,000 payable to Mr. Taylor in the year ended December 31, 2021 and paid out of this and prior year's profits.

PERCIVAL FINANCIAL PARTNERS, LIMITED
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

Computation of Net Capital

Total Stockholder's Equity	1,747,266
Deduct: Stockholder's Equity not Allowable for Net Capital	0
Stockholder's Equity Qualified for Net Capital	1,747,266
Add: Liabilities Subordinated to Claims of General Creditors	0
Total Capital and Allowable Subordinated Liabilities and Credits	1,747,266
Deductions and/or Charges:	
Non-Allowable Assets:	
Cash - FINRA Clearing Account	0
Accounts Receivable Not Collected Within 30 Days	0
Furniture (Cost $27,176 less $27,176 Accumulated Depreciation)	0
Office Equipment (Cost $85,457 less $85,457 Accumulated Depreciation)	0
Leasehold Improvements (Cost $9,310 less $7,663 Accumulated Depreciation)	1,549
Other Assets	1,723,961
Total Non-Allowable Assets	1,725,510
Total Deductions and/or Charges:	1,725,510
Net Capital Before Haircuts on Securities Positions	21,756
Haircuts on Securities Positions	0
Total Haircuts on Securities Positions	0
Net Capital	21,756
Total Aggregate Indebtedness	
Accounts Payable	3,482
Labor and Burden Payable	13,140
SBA - COVID EIDL Loan	147,900
Pension Overpayment	1,267
Total Aggregate Indebtedness	15,789
Percentage of Total Aggregate Indebtedness to Net Capital	762.04%

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

Computation of Basic Net Capital Requirement

Net Capital per Above		21,756
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	11,053	
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	5,000	
Net Capital Requirement of Reporting Broker per NASD Agreement		11,053
Net Capital in Excess (Deficit) of Required Net Capital		10,703
Net Capital less: Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital		5,177

Reconciliation with Company's Computation

Net Capital per Company's FOCUS Report	21,756
Net Capital per Above	21,756

THERE IS NO MATERIAL DIFFERENCE BETWEEN THE NET CAPITAL PER THESE FINANCIAL STATEMENTS AND THAT REPORTED ON THE FOCUS REPORT FOR DECEMBER 31, 2021.

SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2021

OPERATING EXPENSES	
Advertising & Promotion	-
Automobile	24,268
Bank Service Charges	721
Computer and Data Processing	-
Commissions	291,459
Consulting Expense	12,000
Contributions	86,483
Delivery, Courier and Postage	2,625
Depreciation	98
Dues, Subscriptions, and Publications	106,698
Employee Benefits	112,488
Entertainment	1,236
Errors and Omissions Insurance	49,953
Insurance	7,003
Interest Expense	-
Legal and Accounting	45,754
Office Expense	14,482
Payroll Services	3,728
Payroll Taxes	41,686
Pension Expense	9,289
Rent and Occupancy Expense (Note 4)	75,240
Research	-
Salaries, Wages and Bonuses	692,508
Salaries - Officer	-
Taxes and Licenses	3,382
Telephone and Communication	13,491
Travel	1,387
TOTAL OPERATING EXPENSES	1,595,979

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 1Sc3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

PERCIVAL FINANCIAL PARTNERS, LTD
EXEMPTION REPORT

To the best knowledge and belief of Percival Financial Partners, LTD.:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2021.

[signature]
Signature

Pres + CEO   2/15/2022
Title

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Required by SEC Rule 17A-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

The Board of Directors of Percival Financial Partners, Ltd.

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Percival Financial Partners, Ltd. (the "Company") identified the following provisions of 17 C.F.R. §15c-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

B F Borgers CPA PC

Certified Public Accountants

We have served as the Company's auditor since 2015.
Lakewood, Colorado
February 23, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Member of Percival Financial Partners, LTD Ladies

and Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2021, which were agreed to by Percival Financial Partners, LTD (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2021, with the amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

B F Borgers CPA PC

Certified Public Accountants

We have served as the Company's auditor since 2015.
Lakewood, Colorado
February 23, 2022